New York Headquarters 1185 Avenue of the Americas, Floor 3 New York, N.Y. 10036	Mr. Alexander E. Parker Senior Managing Director E. alexander.parker@buxtonhelmsley.com T. +1 (212) 951-1530 F. +1 (212) 641-4349

VIA REGISTERED U.S. POSTAL MAIL AND ELECTRONIC MAIL
corporate.secretary@mnk.com;

January 15, 2022

Ms. Stephanie Miller, Corporate Secretary
Mallinckrodt Plc.
College Business & Technology Park
Cruiserath, Blanchardstown
Dublin 15, Ireland

Re:   Letter Response - "Notice under Section 1062 Companies Act 2014"

Dear Ms. Miller:

The Buxton Helmsley Group, Inc. ("Buxton Helmsley") addresses this letter to you in response to your January 14, 2022, written correspondence, requesting a comprehensive investigation of Buxton Helmsley's interest in the ordinary shares of Mallinckrodt Plc. (the "Company").

Please note that Buxton Helmsley still awaits our items requested under the Companies Act of 2014 (the "Companies Act"), § 216:  1) a current copy of the Company's directors' and secretaries' register; 2) a current copy of the disclosable interests register; 3) a current copy of the members' register; and 4) all minutes of meetings from January 2020 to present.  Pursuant to the Companies Act, § 216, the Company's ten (10) day statutory deadline, to produce a copy of those documents to Buxton Helmsley, lapses as of today, January 15, 2022.

Buxton Helmsley notes your request for a full response to your request by 11:59pm GMT on Friday, January 21, 2022.  That said, the nature of your request will require a comprehensive investigation, in order to produce all information requested with confidence in completeness.  The Companies Act, § 1062(4), states that "reasonable time" must be given to produce requested information.  Buxton Helmsley notes that the Companies Act, § 216, provides ten (10) days to merely reproduce a copy of documents, which involves no investigation (mere reproduction of already-existing, already-organized corporate records), nor a written response to numerous items.  Buxton Helmsley, further, takes note that the Company has clearly found it challenging to merely produce a copy of those documents within the ten (10) day timeframe specified under the Companies Act, § 216.  Buxton Helmsley is an investment firm with day-to-day obligations outside of a single request from one of many parties, just the same as the Company; hence, why the Company apparently was unable to produce the already-existing, already-organized records requested by Buxton Helmsley sooner within the statutory ten (10) day timeframe.  Considering that ten (10) days is statutorily considered "reasonable time" for the Company to merely produce a copy of documents (those documents requested by Buxton Helmsley, pursuant to the Companies Act, § 216), with no requirement of a demanded comprehensive investigation and detailed response, it is then entirely unreasonable, simply by looking to that starkly contrasting statutory standard as to what is considered "reasonable time" to merely produce a copy of documents (with no requirement of investigation and accompanying response to items), to specify such a timeframe of seven (7) days where a comprehensive investigation, and accompanying response to numerous items, is required.

Buxton Helmsley will require twenty-one (21) days to perform the investigation requested and provide an accompanying response to the Company's plentiful requested items/information.  Accordingly, Buxton Helmsley will provide our response to your requested items/information by 11:59pm GMT on Friday, February 4, 2022.  By that contrasting standard set by the Companies Act, § 216, that timeframe is a "reasonable time" within which we can provide you the requested information, in accordance with our obligation under Irish law.  Should the investigation and accompanying response be completed/finalized sooner, we will produce the response ahead of that deadline, but "reasonable time" is required to be given.

Buxton Helmsley looks forward to receiving our items requested under the Companies Act, § 216, by 11:59pm GMT on Saturday, January 15, 2022, as the Company is statutorily obliged.  Failure to produce such documents by that deadline (which incorporates a few extra few hours of flexibility, courtesy of Buxton Helmsley) is another category 3 offense, pursuant to the Companies Act, § 217(3), carrying imprisonment and fines.  Due to that deadline of the Company dwindling in its final hours, delivery should be caused to be sent via e-mail to ir@buxtonhelmsley.com.

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.

CC (by e-mail and post):	Office of the Director of Corporate Enforcement 16 Parnell Square Dublin 1 D01 W5C2 Ireland	Ms. Marian Lynch Ms. Xana McCarthy, Investigator Ms. Suzanne Gunne, Enforcement Lawyer Mr. Ian Drennan, Director

	U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	Mr. Gary Gensler, Chairman Ms. Allison Herren Lee, Commissioner Ms. Hester M. Peirce, Commissioner Mr. Elad L. Roisman, Commissioner Ms. Caroline Crenshaw, Commissioner

Attn: Office of the Whistleblower ENF-CPU (U.S. Securities and Exchange Commission) 14420 Albemarle Point Place, Suite 102 Chantilly, VA 20151-1750